DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
9/13/2005

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

105,500

8. SHARED VOTING POWER

12,600

9. SOLE DISPOSITIVE POWER

433,700
_________________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

433,700

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.18%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________



Item 1. SECURITY AND ISSUER
This Schedule 13D relates to the shares of Common Stock of The
Seligman Quality Municipal Fund, Inc. ("SQF"). The principal executive offices of SQF are located at 100 Park Avenue, 7th
Floor, New York, NY 10017.

Item 2. IDENTITY AND BACKGROUND
This statement is filed on behalf of Phillip Goldstein, 60
Heritage Drive, Pleasantville, NY 10570. Mr. Goldstein is a self-employed investment advisor and President of Kimball and Winthrop, Inc. an investment advisory firm.

During the past 5 years Mr. Goldstein has not been convicted in a criminal proceeding, nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Mr. Goldstein is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATIONS
Mr. Goldstein has accumulated shares of the issuer on behalf of accounts that are managed by him. All funds that have been utilized to purchase such shares are from such accounts or from margin loans from broker dealers where these accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
At the Fund's next shareholder meeting, the filing persons intend to submit a proposal recommending that the board take action to open-end the Fund.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the semi-annual report filed on 6/30/05 there were 4,720,353 shares of SQF outstanding as of 4/30/05. The percentage set forth in item 5a was derived using such number.

  a) Mr. Goldstein is deemed to be the beneficial owner of 433,700 shares of SQF or 9.18% of the outstanding shares.

  b)   Power to dispose of securities resides solely with Mr.
     Goldstein for 433,700 shares. Power to vote securities resides solely with Mr. Goldstein for 105,500 shares and jointly for 12,600 shares.

  c) During the past 60 days the following shares of SQF were purchased (there were no sales):

See Exhibit 1.

  d) Beneficiaries of accounts managed by Mr. Goldstein are entitled to receive any dividends or sales proceeds.

  e)   NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1. Share purchases within last 60 days.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 9/23/05

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

Exhibit 1.     Share purchases within last 60 days.

DATE, # shares,  Price
9/22/2005, 100,  $       12.45
9/21/2005, 8400,  $       12.45
9/20/2005, 12100,  $       12.45
9/19/2005, 14000,  $       12.44
9/16/2005, 41900,  $       12.49
9/15/2005, 400,  $       12.45
9/14/2005, 97200,  $       12.55
9/13/2005, 23600,  $       12.52
9/12/2005, 6000,  $       12.43
9/9/2005, 6000,  $       12.45
9/8/2005, 600,  $       12.44
9/7/2005, 5300,  $       12.44
8/31/2005, 18000,  $       12.47
8/30/2005, 5000,  $       12.40
8/25/2005, 2200,  $       12.39
8/24/2005, 900,  $       12.40
8/23/2005, 20500,  $       12.35
8/22/2005, 4700,  $       12.31
8/19/2005, 3200,  $       12.32
8/18/2005, 1000,  $       12.28
8/16/2005, 24800,  $       12.26
8/15/2005, 5700,  $       12.27
8/12/2005, 300,  $       12.22
8/10/2005, 3500,  $       12.22
8/9/2005, 5000,  $       12.25
8/8/2005, 800,  $       12.24
8/5/2005, 11600,  $       12.27
8/4/2005, 25000,  $       12.27
8/2/2005, 400,  $         6.14
8/1/2005, 400,  $       12.25
7/29/2005, 3000,  $       12.27
7/27/2005, 4900,  $       12.25
7/26/2005, 5600,  $       12.25
7/25/2005, 10800,  $       12.22